United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
December 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F  ☑   Form 40-F  ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐   No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐   No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐   No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release

Signature Page

CVRD settles 2007 iron ore and pellet prices with Ilva
Rio de Janeiro, December 28, 2006 — Companhia Vale do Rio Doce (CVRD), the world’s largest iron ore producer, has concluded the iron ore and blast furnace pellet price negotiations for 2007 with Ilva S.p.A (Ilva), the largest Italian steel maker.
As an outcome of these negotiations, iron ore prices for Southern System fines (SSF) and Carajás Fines ( SFCJ ), FOB Tubarão and Ponta da Madeira, respectively, increased by 9.5% relatively to the 2006 reference prices and the new reference prices, on a metric ton (mt) basis, are US$ 0.8146 per fe unit for the SSF and US$ 0.8470 per fe unit for the SFCJ.
Regarding the pellet prices, the blast furnace pellet prices FOB Tubarão and Ponta da Madeira increased by 5.28% relatively to the 2006 reference prices and the new reference prices, on a metric ton (mt) basis, are US$ 1.1796 per fe unit for the Tubarão pellets and US$ 1.2108 per fe unit for the Ponta da Madeira pellets.
CVRD reinforces its commitment with clients, investing a substantial amount of resources in increasing production capacity. Despite the sharp rise of investment costs, the Company has managed to increase its iron ore production by 52 million tons over the last couple of years, reaching a total output of approximately 263 million tons in 2006. Our production is expected to reach 300 million tons in 2007 and we will continue to invest to add new capacity of high quality iron ore to meet client needs in the near future.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Daniela Tinoco: daniela.tinoco@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Virgínia Monteiro: virginia.monteiro@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2006	COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Roberto Castello Branco

Roberto Castello Branco
Director of Investor Relations